Exhibit 99.11

March 30, 2011

CONSENT OF PETER NAHAN

United States Securities and Exchange Commission

Gentlemen:

In connection with Silver Wheaton Corp.’s (the ‘Company’) Annual Report on Form 40-F for the year ended December 31, 2010 (the ‘Annual Report’), I, Peter Nahan, AusIMM, Senior Evaluation Engineer, Goldcorp Inc., hereby consent to the inclusion in, or incorporation by reference into, the Annual Report and the Company’s Registration statement on Form S-8 (File No. 333-128128), of the following:

1.	Reserve estimates of the Peñasquito Operation; and
2.	Technical report dated December 31, 2010, entitled “Penasquito Polymetallic Operation, Zacatecas State, Mexico NI 43-101 Technical Report” for Silver Wheaton Corp.

Yours truly,

/s/ Peter Nahan
Peter Nahan, AusIMM
Senior Evaluation Engineer,
Goldcorp Inc.